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                             January 4, 2024

       Adrian Kemp
       Company Secretary
       AstraZeneca PLC
       1 Francis Crick Avenue
       Cambridge Biomedical Campus
       Cambridge CB2 0AA, England

                                                        Re: AstraZeneca PLC
                                                            Icosavax, Inc.
                                                            Schedule TO-T filed
December 27, 2023
                                                            File No. 005-92771

       Dear Adrian Kemp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offer materials.

       Schedule TO-T Filed December 27, 2023

       Summary Term Sheet, page 1

   1. Please revise your disclosure under the caption "Is there a minimum number of Shares that must be tendered in
order for you to purchase any securities?" and in Section 15 to address the percentage
ownership of the Supporting Stockholders who are committed to tendering into the Offer.
   2. Please expand your disclosure on page 3 and elsewhere to discuss the specific risks and uncertainties
concerning the events that must occur (or not occur) for payments to be issued under the terms
of the CVRs. For example, please provide specific disclosure about the current status of
the development of the Company   s candidate vaccine, IVX-A12 or
                                                        any other Product of
the Company. Your revised and expanded disclosure should also
 Adrian Kemp
FirstName  LastNameAdrian Kemp
AstraZeneca  PLC
Comapany
January    NameAstraZeneca PLC
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
         outline the efforts Parent is required to make to achieve the Milestones under the terms of the CVR Agreement, including the resources it must expend to do so and how those resources relate to the amount needed to achieve either of the Milestones. Finally, summarize the information (if any) CVR holders are entitled to receive about Parent's efforts to achieve the Milestones and any remedies CVR holders may have (or lack thereof) to enforce Parent's obligations.
Acceptance for Payment and Payment for the Shares, page 14

3.       On pages 14 and 16, the disclosure states that    tendering
stockholders may be paid at
         different times depending upon when    the relevant documents are
received by the
         Depositary. Please explain why payments would be made at different times if all
         necessary materials must be received by the Depositary    prior to the
Expiration Time    as
         indicated on page 16 (Procedures for Accepting the Offer and Tendering Shares) and
         elsewhere (emphasis added).
CVR Agreement, page 50

4. Refer to the last paragraph in this section on page 51 and the statement there that the
         description of the CVR Agreement    does not purport to be complete.
 While a summary
         is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the CVRs. Please modify to avoid characterizing the disclosure here as incomplete.
Conditions of the Offer, page 54

5. We note the disclosure in the first paragraph in this section on page 54 that all Offer conditions must be satisfied or waived as of "the Expiration Time." However, the disclosure in the last paragraph on page 55 references that conditions may be waived or asserted "at any time prior to the Acceptance Time." Please revise the last paragraph to be consistent with the first.
Appraisal Rights, page 58

6. We note the disclosure on page 59 stating that a stockholder wishing to exercise appraisal
         rights must deliver a written demand for appraisal of Shares    prior
to the later of the
         consummation of the Offer and 20 days after the date of mailing of the
Schedule 14D-9.
         Please revise to clarify precisely when the consummation of the Offer will occur for the purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, please clarify whether consummation means the Expiration Time of the Offer or the time the bidder accepts the tendered shares.
Miscellaneous, page 59

7.       We note the following statement:    The Offer is not being made to
(nor will tenders be
         accepted from or on behalf of holders of) Shares in any jurisdiction in which the making
 Adrian Kemp
AstraZeneca PLC
January 4, 2024
Page 3
         of the Offer or the acceptance thereof would not be in compliance with the securities, blue
         sky or other laws of such jurisdiction.    While offer materials need
not be disseminated
         into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all stockholders. See Rule 13e-
         4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597
         (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameAdrian Kemp                                 Sincerely,
Comapany NameAstraZeneca PLC
                                                              Division of
Corporation Finance
January 4, 2024 Page 3                                        Office of Mergers
& Acquisitions
FirstName LastName